July 2, 2014

Deborah O’Neal-Johnson, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc. (“Registrant”)

 File Nos.: 333-196145/811-22968

Dear Ms. O’Neal-Johnson:

The following is in response to your letter of June 16, 2014, regarding the Form N-1A registration statement filed for the above Registrant on May 21, 2014. Set forth below are our responses to your comments on the prospectuses for the T. Rowe Price Intermediate Tax-Free High Yield Fund and T. Rowe Price Intermediate Tax-Free High Yield Fund – Advisor Class (individually, a “Fund” and collectively, the “Funds”).

Comment:

In footnote “c” to the Fund’s fee table, you state that acquired fund fees will be excluded from operating expenses when determining whether to apply the fee waiver/expense reimbursement. If acquired fund fees and expenses exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table.

Response:

The Fund does not anticipate investing in other investment companies. As a result, we do not expect acquired fund fees and expenses to exceed 0.01% of the Fund’s average net assets.

Comment:

The disclosure on page 36 states, “Derivatives that may be used include the following, as well as others that combine the risk characteristics and features of futures, options, swaps, and/or residual interest securities.” Please note that if the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See, generally Investment Company Act Release No. 10666 (Apr. 18, 1979). The Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See, Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Furthermore, if the Fund will sell or write credit default swap agreements, please confirm that it will set aside the full notional value of the swap to cover its position under the swap agreement.

Response:

With respect to total return swaps, we are aware of the segregation requirements outlined under Investment Company Act Release No. 10666. If the Fund sells credit protection under a credit default swap, the Fund will cover the securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract. In addition, we are aware that future guidance could be issued that would impact the Funds’ derivatives use and have disclosed this risk to shareholders in the Funds’ prospectuses.

Comment:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

We have not submitted, and do not expect to submit, an exemptive application or no-action request in connection with the Funds’ registration statement.

Comment:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:

In our next filing, the SAI will include the initial seed statements for the Registrant.

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Intermediate Tax-Free High Yield Fund, Inc.